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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULES 13d-1(b)(c) AND (d) AND
AMENDMENTS THERETO FILE PURSUANT TO RULE 13d-2(b)

(Amendment No.          )*

Select Medical Corporation

(Name of Issuer)
Common Stock, $0.01 Par Value

(Title of Class of Securities)
816196 10 9

(CUSIP Number)
February 12, 2002

(Date of Event which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        / /      Rule 13d-1(b)

        / /      Rule 13d-1(c)

        /x/      Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 816196 10 9	13G	Page 2 of 15

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Golder, Thoma, Cressey, Rauner Fund V, L.P.

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/x/

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		(5)	Sole Voting Power
-0-

		(6)	Shared Voting Power
5,931,372 (See Item 4)

		(7)	Sole Dispositive Power
-0-

		(8)	Shared Dispositive Power
5,931,372 (See Item 4)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
5,931,372 (See Item 4)

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) /x/

(11)	Percent of Class Represented by Amount in Row (9)
13.1%

(12)	Type of Reporting Person (See Instructions)
PN

CUSIP No. 816196 10 9	13G	Page 3 of 15

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
GTCR Associates V

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/x/

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		(5)	Sole Voting Power
-0-

		(6)	Shared Voting Power
5,931,372 (See Item 4)

		(7)	Sole Dispositive Power
-0-

		(8)	Shared Dispositive Power
5,931,372 (See Item 4)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
5,931,372 (See Item 4)

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) /x/

(11)	Percent of Class Represented by Amount in Row (9)
13.1%

(12)	Type of Reporting Person (See Instructions)
PN

CUSIP No. 816196 10 9	13G	Page 4 of 15

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
GTCR Fund VI, L.P.

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/x/

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		(5)	Sole Voting Power
-0-

		(6)	Shared Voting Power
5,931,372 (See Item 4)

		(7)	Sole Dispositive Power
-0-

		(8)	Shared Dispositive Power
5,931,372 (See Item 4)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
5,931,372 (See Item 4)

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) /x/

(11)	Percent of Class Represented by Amount in Row (9)
13.1%

(12)	Type of Reporting Person (See Instructions)
PN

CUSIP No. 816196 10 9	13G	Page 5 of 15

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
GTCR VI Executive Fund, L.P.

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/x/

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		(5)	Sole Voting Power
-0-

		(6)	Shared Voting Power
5,931,372 (See Item 4)

		(7)	Sole Dispositive Power
-0-

		(8)	Shared Dispositive Power
5,931,372 (See Item 4)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
5,931,372 (See Item 4)

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) /x/

(11)	Percent of Class Represented by Amount in Row (9)
13.1%

(12)	Type of Reporting Person (See Instructions)
PN

CUSIP No. 816196 10 9	13G	Page 6 of 15

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
GTCR Associates VI

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/x/

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		(5)	Sole Voting Power
-0-

		(6)	Shared Voting Power
5,931,372 (See Item 4)

		(7)	Sole Dispositive Power
-0-

		(8)	Shared Dispositive Power
5,931,372 (See Item 4)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
5,931,372 (See Item 4)

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) /x/

(11)	Percent of Class Represented by Amount in Row (9)
13.1%

(12)	Type of Reporting Person (See Instructions)
PN

CUSIP No. 816196 10 9	13G	Page 7 of 15

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Golder, Thoma, Cressey, Rauner, Inc.

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/x/

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		(5)	Sole Voting Power
-0-

		(6)	Shared Voting Power
5,931,372 (See Item 4)

		(7)	Sole Dispositive Power
-0-

		(8)	Shared Dispositive Power
5,931,372 (See Item 4)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
5,931,372 (See Item 4)

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) /x/

(11)	Percent of Class Represented by Amount in Row (9)
13.1%

(12)	Type of Reporting Person (See Instructions)
CO

CUSIP No. 816196 10 9	13G	Page 8 of 15

(1)	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
GTCR Golder Rauner, L.L.C.

(2)	Check the Appropriate Box if a Member	(a)	/ /
	of a Group (See Instructions)	(b)	/x/

(3)	SEC Use Only

(4)	Citizenship or Place of Organization
Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:		(5)	Sole Voting Power
-0-

		(6)	Shared Voting Power
5,931,372 (See Item 4)

		(7)	Sole Dispositive Power
-0-

		(8)	Shared Dispositive Power
5,931,372 (See Item 4)

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person
5,931,372 (See Item 4)

(10)	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) /x/

(11)	Percent of Class Represented by Amount in Row (9)
13.1%

(12)	Type of Reporting Person (See Instructions)
OO

CUSIP No. 816196 10 9	13G	Page 9 of 15

ITEM 1.

(a)	Name of Issuer
Select Medical Corporation

(b)	Address of Issuer's Principal Executive Offices
4716 Old Gettysburg Road Mechanicsburg, PA 17055

ITEM 2.

(a)	Name of Person Filing
This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13-d(1)(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Act:
Golder, Thoma, Cressey, Rauner Fund V, L.P., GTCR Associates V, GTCR Fund VI, L.P., GTCR VI Executive Fund, L.P., GTCR Associates VI, Golder, Thoma, Cressey, Rauner, Inc., GTCR Golder Rauner, L.L.C.,

or collectively, the "Reporting Persons." The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit A, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.

(b)	Address of Principal Business Office or, if none, Residence
The address of the principal business office of each of the Reporting Persons is 6100 Sears Tower, Chicago, Illinois 60606.

(c)	Citizenship

Golder, Thoma, Cressey, Rauner Fund V, L.P., GTCR Fund VI, L.P., and GTCR VI Executive Fund, L.P. are limited partnerships organized under the laws of the state of Delaware. GTCR Associates V and GTCR Associates VI are general partnerships organized under the laws of the state of Delaware. Golder, Thoma, Cressey, Rauner, Inc. is a corporation organized under the laws of the state of Delaware. GTCR Golder Rauner, L.L.C. is a limited liability company organized under the laws of the state of Delaware.

(d)	Title of Class of Securities
Common Stock, par value $0.01 per share

(e)	CUSIP Number
816196 10 9

CUSIP No. 816196 10 9	13G	Page 10 of 15
ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:
(a)	/ /	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	/ /	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	/ /	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	/ /	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	/ /	An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).
(f)	/ /	An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).
(g)	/ /	A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).
(h)	/ /	A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i)	/ /	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)	/ /	Group, in accordance with section 240.13d-1(b)(1)(ii)(J).
This Schedule is not being filed pursuant to Rule 13d-1(b) or Rule 13d-2(b) or (c) and, therefore, none of the above are applicable.

CUSIP No. 816196 10 9	13G	Page 11 of 15

ITEM 4. OWNERSHIP

(a)	Amount beneficially owned:

As of February 12, 2002, Golder, Thoma, Cressey, Rauner Fund V, L.P. ("Fund V") was the direct beneficial owner of 4,461,924 shares (the "Fund V Shares"). Golder, Thoma, Cressey, Rauner, Inc. ("GTCR Inc.") is the general partner of GTCR V, L.P., which is the general partner of Fund V and thus, GTCR Inc. may be deemed to be the indirect beneficial owner of the Fund V Shares. GTCR Inc. disclaims beneficial ownership of the Fund V Shares. The managing general partner of GTCR Associates V ("Associates V") is the same entity as the general partner of the general partner of Fund V and thus Associates V may be deemed to be the indirect beneficial owner of the Fund V Shares. Associates V disclaims beneficial ownership of the Fund V Shares. GTCR Golder Rauner, L.L.C. ("GTCR LLC") is the general partner of GTCR Partners VI, L.P., which is the general partner of GTCR Fund VI, L.P. ("Fund VI") and GTCR VI Executive Fund, L.P. ("Executive Fund") and the managing general partner of GTCR Associates VI ("Associates VI"). Certain principals of GTCR LLC are also principals of GTCR Inc., and thus, GTCR LLC, Fund VI, Associates VI, and Executive Fund may be deemed to be the indirect beneficial owners of the Fund V Shares. GTCR LLC, Fund VI, Associates VI, and Executive Fund each disclaim beneficial ownership of the Fund V Shares.

    As of February 12, 2002, Associates V was the direct beneficial owner of 7,798 shares (the "Associates V Shares"). GTCR Inc. is the managing general partner of Associates V and thus, GTCR Inc. may be deemed to be the indirect beneficial owner of the Associates V Shares. GTCR Inc. disclaims beneficial ownership of the Associates V Shares. The general partner of the general partner of Fund V is the same entity as the managing general partner of Associates V and thus Fund V may be deemed to be the indirect beneficial owner of the Associates V Shares. Fund V disclaims beneficial ownership of the Associates V Shares. GTCR LLC is the general partner of GTCR Partners VI, L.P., which is the general partner of Fund VI and Executive Fund and the managing general partner of Associates VI. Certain principals of GTCR LLC are also principals of GTCR Inc., and thus, GTCR LLC, Fund VI, Associates VI, and Executive Fund may be deemed to be the indirect beneficial owners of the Associates V Shares. GTCR LLC, Fund VI, Associates VI, and Executive Fund each disclaim beneficial ownership of the Associates V Shares.

    As of February 12, 2002, Fund VI was the direct beneficial owner of 1,447,991 shares (the "Fund VI Shares"). GTCR LLC is the general partner of GTCR Partners VI, L.P., which is the general partner of Fund VI and thus, GTCR LLC may be deemed to be the indirect beneficial owners of the Fund VI Shares. GTCR LLC disclaims beneficial ownership of the Fund VI Shares. The managing general partner of Associates VI and the general partner of Executive Fund is the same entity as the general partner of Fund VI and thus Associates VI and Executive Fund may be deemed to be the indirect beneficial owners of the Fund VI Shares. Associates VI and Executive Fund disclaim beneficial ownership of the Fund VI Shares. GTCR Inc. is the general partner of GTCR V, L.P., which is the general partner of Fund V. GTCR Inc. is also the managing general partner of Associates V. Certain principals of GTCR Inc. are also principals of GTCR LLC, and thus, GTCR Inc., Fund V, and Associates V may be deemed to be the indirect beneficial owners of the Fund VI Shares. GTCR Inc., Fund V, and Associates V each disclaim beneficial ownership of the Fund VI Shares.

CUSIP No. 816196 10 9	13G	Page 12 of 15

    As of February 12, 2002, Associates VI was the direct beneficial owner of 3,278 shares (the "Associates VI Shares"). GTCR LLC is the general partner of GTCR Partners VI, L.P., which is the managing general partner of Associates VI and thus, GTCR LLC may be deemed to be the indirect beneficial owners of the Associates VI Shares. GTCR LLC disclaims beneficial ownership of the Associates VI Shares. The general partner of Fund VI and Executive Fund is the same entity as the managing general partner of Associates VI and thus Fund VI and Executive Fund may be deemed to be the indirect beneficial owners of the Associates VI Shares. Fund VI and Executive Fund disclaim beneficial ownership of the Associates VI Shares. GTCR Inc. is the general partner of GTCR V, L.P., which is the general partner of Fund V. GTCR Inc. is also the managing general partner of Associates V. Certain principals of GTCR Inc. are also principals of GTCR LLC, and thus, GTCR Inc., Fund V, and Associates V may be deemed to be the indirect beneficial owners of the Associates VI Shares. GTCR Inc., Fund V, and Associates V each disclaim beneficial ownership of the Associates VI Shares.

    As of February 12, 2002, Executive Fund was the direct beneficial owner of 10,381 shares (the "Executive Fund Shares"). GTCR LLC is the general partner of GTCR Partners VI, L.P., which is the general partner of Executive Fund and thus, GTCR LLC may be deemed to be the indirect beneficial owners of the Executive Fund Shares. GTCR LLC disclaims beneficial ownership of the Executive Fund Shares. The general partner of Fund VI and the managing general partner of Associates VI is the same entity as the general partner of Executive Fund and thus Fund VI and Associates VI may be deemed to be the indirect beneficial owners of the Executive Fund Shares. Fund VI and Associates VI disclaim beneficial ownership of the Executive Fund Shares. GTCR Inc. is the general partner of GTCR V, L.P., which is the general partner of Fund V. GTCR Inc. is also the managing general partner of Associates V. Certain principals of GTCR Inc. are also principals of GTCR LLC, and thus, GTCR Inc., Fund V, and Associates V may be deemed to be the indirect beneficial owners of the Executive Fund Shares. GTCR Inc., Fund V, and Associates V each disclaim beneficial ownership of the Executive Fund Shares.

The Reporting Persons may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act. Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.

(b)	Percent of class:

13.1%. All ownership percentages of the securities reported herein are based upon 45,334,039 shares of Common Stock outstanding as of October 31, 2001, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2001 for the fiscal quarter ended September 30, 2001.

CUSIP No. 816196 10 9	13G	Page 13 of 15
(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote (see Item 4(a)):
-0-

	(ii)	Shared power to vote or to direct the vote (see Item 4(a)):

5,931,372

	(iii)	Sole power to dispose or to direct the disposition of (see Item 4(a)):
-0-

	(iv)	Shared power to dispose or to direct the disposition of (see Item 4(a)):
5,931,372

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.    / /

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         See response to Item 4.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not applicable

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable

ITEM 9. NOTICE OF DISSOLUTION OF GROUP

         Not applicable

ITEM 10. CERTIFICATION

         Not applicable

CUSIP No. 816196 10 9	13G	Page 14 of 15

SIGNATURE

        After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2002
GOLDER, THOMA, CRESSEY, RAUNER FUND V, L.P.
	By:	GTCR V, L.P.
	Its:	General Partner
	By:	Golder, Thoma, Cressey, Rauner, Inc.
	Its:	General Partner
	By:	/s/ DONALD J. EDWARDS
Donald J. Edwards, Principal
GTCR ASSOCIATES V
	By:	Golder, Thoma, Cressey, Rauner, Inc.
	Its:	Managing General Partner
	By:	/s/ DONALD J. EDWARDS Donald J. Edwards, Principal
GTCR FUND VI, L.P.
	By:	GTCR Partners VI, L.P.
	Its:	General Partner
	By:	GTCR Golder Rauner, L.L.C.
	Its:	General Partner
	By:	/s/ DONALD J. EDWARDS Donald J. Edwards, Principal
GTCR VI EXECUTIVE FUND, L.P.
	By:	GTCR Partners VI, L.P.
	Its:	General Partner
	By:	GTCR Golder Rauner, L.L.C.
	Its:	General Partner
	By:	/s/ DONALD J. EDWARDS Donald J. Edwards, Principal

CUSIP No. 816196 10 9	13G	Page 15 of 15
GTCR ASSOCIATES VI
By:	GTCR Partners VI, L.P.
Its:	Managing General Partner
By:	GTCR Golder Rauner, L.L.C.
Its:	General Partner
By:	/s/ DONALD J. EDWARDS Donald J. Edwards, Principal
GOLDER, THOMA, CRESSEY, RAUNER, INC.
By:	/s/ DONALD J. EDWARDS Donald J. Edwards, Principal
GTCR GOLDER RAUNER, L.L.C.
By:	/s/ DONALD J. EDWARDS Donald J. Edwards, Principal

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